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February 3, 2023

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar

Ms. Christine Dietz

Ms. Lauren Pierce

Mr. Matthew Crispino

Re:	Lucas GC Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted January 9, 2023

CIK No. 0001954694

Dear Mr. Edgar, Ms. Dietz, Ms. Pierce, and Mr. Crispino:

On behalf of Lucas GC Ltd, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 25, 2023 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 previously submitted on January 9, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its registration statement on Form F-1 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on January 9, 2023

Prospectus Summary

Risk Factors Summary, page 11

1.

We note your response to prior comment 2 and that you removed from the cover page the statement that you do not believe there will be material effects on your Hong Kong subsidiaries’ operations and financial results resulting from the legal and operational risks relating to the PRC regulations. Please remove the statement from this section as well.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 11 in accordance with the Staff’s instructions.

Capitalization, page 64

2.

We note your revised disclosures in response to prior comment 12. Please further revise to include a line for mezzanine equity. Also, revise to label the middle column as “pro forma” rather than “pro forma as adjusted.”

Response: In response to the Staff’s comments, the Company revised the disclosure in the Revised Registration Statement in page 64 in accordance with the Staff’s instructions.

Business

Our Customers, page 123

3.

We note that in response to prior comment 21, you removed the cross-reference to risk factor disclosure regarding your customer concentration. To the extent material, please provide risk factor disclosure regarding the risks caused by the concentration among your customers. Additionally, please disclose the percentage of your users who are individuals seeking jobs, corporations posting jobs, or talent scouts seeking to match candidates with positions.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 23, 125, and 126 in accordance with the Staff’s instructions.

Shares Eligible for Future Sale, page 158

4.

Your disclosure that your “ordinary shares have been approved for listing on the Nasdaq” is inconsistent with the disclosure elsewhere that you will apply for listing on the Nasdaq. Please revise or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 162 in accordance with the Staff’s instructions.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(k)	Revenue recognition, page F-11

5.

We note your revised disclosures in response to prior comment 31. Please revise to disclose the typical payment terms of your arrangements, as well as any cancellation or termination provisions. Refer to ASC 606-10-50-12(b) and (d).

Response: In response to the Staff’s comments, the Company revised the disclosure in the Revised Registration Statement in pages 91, 92, F-12, F-13, F-37 and F-38 in accordance with the Staff’s instructions.

Outsourcing Services, page F-12

6.

We note your response to prior comment 34. Please revise your disclosures to clarify the nature of the work performed in these arrangements, and that you recognize revenue upon project completion, as indicated in your response. Refer to ASC 606-10-50-12(a) and (c).

Response: In response to the Staff’s comments, the Company revised the disclosure in the Revised Registration Statement in pages 92, F-12 and F-38 in accordance with the Staff’s instructions.

Permanent employment services, page F-12

7.

Your response to prior comment 32 indicates that the completion of the probation period is the point in time when the PO is deemed satisfied and the customer accepts transfer of control as a proven qualified employee in the long term. Please tell us how you considered the guidance in ASC 606-10-55-85 through 55-88. In this regard, explain to us whether customer acceptance is based on objective or subjective criteria and include some examples of typical customer specifications in your arrangements. Also, tell us your experience with contracts for similar services, whether compliance with specifications in these types of contracts has been demonstrated in the past and how you considered that in determining when control transfers. Specifically, tell us how often your customers have determined candidates are not qualified for the job in the long term during the probation period and whether you have replaced candidates.

Response: In response to the Staff’s comment, the Company’s consideration of the customer acceptance is as follows:

a.

In the permanent employment service, in order for the candidate to pass the probation, he or she must satisfy both the hard skills and soft skills of the job requirements. Hard skills requirements such as types of degree required, numbers of years of work experience, possession of certain certifications and qualifications, etc. are objective and easy to determine and control. However, soft skills such as on-the-job (not during interview) personality and behavior of the candidate, whether the candidate can fit into the customer’s culture, the candidate’s people management skills, etc. are subjective and depend on the judgement of customers instead of the Company. Since the soft skill specifications are not objective, it will be difficult for the Company to demonstrate whether the criteria are met. In addition, the candidate may also decide to quit the job during the probation period for personal reasons. This is more common when the overall job market is hot or in an industry where job opportunities are abundant, and as such, the candidate has a higher inclination to quit the job during the probation period due to lower opportunity cost to change the job, especially if the candidate is not totally satisfied with the current job while other more appealing job opportunities are available to the candidate. Moreover, during the probation period, both the candidate and the customer usually have relatively lower commitment to each other and a shorter notice period is needed for either party to terminate the employment. In summary, whether the candidate will complete the probation period is not within the Company’s control. Thus, pursuant to ASC 606-10-55-87, the Company can only conclude that the customer has obtained control until the Company receives the customer’s acceptance, that is, the completion of the probation period and the customer’ acceptance of a proven qualified employee in the long term.

b.

Customers would generally consider the candidates for the full probation period, and the Company will not be entitled to any consideration for employment services provided until the candidates pass the probation period. Subjective standards set for the candidates give the customers discretion to unilaterally reject the permanent employment service we have provided and the probation period may be more akin to a trial or evaluation period during which the customers are not committed to paying any consideration. Pursuant to ASC 606-10-55-88, the customer obtains control until either the customers accept the candidates which are proven qualified employees in the long term, or the probation period lapsed.

c.

Pursuant to the contract with customers, the customer has the right to request for candidate replacement, if the performance of the candidate cannot satisfy the requirement for the position in the long run based on the customers’ subjective specifications, or the candidate decides to quit the job during the probation period. In this regards, the Company is obligated to continuously provide employment services until a replacement is found and such replacing candidate has passed the probation period. Thus, the Company considers the candidate replacement is not a remedial action under ASC 606-10-55-85 but still the performance obligation under the contracts with the customers.

We evaluated our historical experience with contracts for permanent employment service, and noticed that: (1) the requirements to pass the probation period were comprehensive and not standard among customers, even within an industry, as each customer has its own specific requirements; and (2) the candidate who did not pass the probation was either terminated by the customer or decided to jump on another job opportunity, therefore it is unlikely that we will be able to conclude that the customer has obtained control before the probation period.

The Company did not track the specific number or percentage of candidates that do not pass the probation period because both the candidates’ decision to stay with the customers and the customers’ decision to retain the candidates are both beyond the Company’s control and are too case-specific to be meaningful for our business development. Based on historical experience, most customers would consider the candidates for the full probation period before they make the final decision to retain the candidates. The Company generally helped search for new candidates and made the replacement till the completion of the new candidates’ probation period, or the Company will not be entitled to any consideration for the service provided.

8.

Please tell us whether you track the number of candidates that do not pass the probation period. If this information is tracked, tell us the number of candidates placed in the period compared to the number that did not pass the probation period. Please provide this information for the year ended December 31, 2021 and for the six months ended June 30, 2022.

Response: In response to the Staff’s comment, the Company did not track the specific number of candidates that do not pass the probation period, because as mentioned under the response to comment 7, it’s not within the control of the Company and the reasons of failing the probation are comprehensive and all over the map, almost all of which are unquantifiable such as cultural fit, people management skills, etc. Moreover, it is not cost-effective for the Company to track the numbers, nor can it provide significant insight into our business operations. Instead, we would rather spend the bandwidth on analyzing for the particular job functions, and what kind of skillsets will enhance the competitiveness of the candidate so that he or she may receive more interview opportunities. The more interview opportunities a candidate can receive, the more likely the candidate will be offered a job.

Item 7. Recent Sales of Unregistered Securities, page II-2

9.

We note your disclosure in the prospectus that you have issued redeemable preferred shares as part of your financing activities. Please disclose the quantity and holders of your preferred shares in this section. Also, disclose the terms of the preferred shares in the Description of Share Capital section.

In response to the Staff’s comments, the Company respectfully advises the Staff that the issuance of redeemable preferred shares was made by the Company’s operating subsidiary in the PRC, Lucas Group China Limited, instead of the registrant. According to Item 701 of Regulation S-K, the Company only needs to furnish the information related to the sale of securities sold by the registrant. However, the Company has revised the disclosure in the Revised Registration Statement on pages 86, 87, 93 and 94 to avoid such confusion.

General

10.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representations noted in Instruction 2 thereto as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company included the representations noted in Instructions 2 as an exhibit to the Revised Registration Statement in accordance with the Staff’s instructions.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

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